March 30, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549

Attn:	Lily Dang, Staff Accountant Karl Hiller, Accounting Branch Chief Anuja A. Majmudar, Attorney-Advisor Laura Nicholson, Special Counsel

Re:	Inflection Point Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed March 26, 2021 File No. 333-253963

Ladies and Gentlemen:

On behalf of our client, Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form S-1 filed on March 26, 2021 (the “Registration Statement”), contained in the Staff’s letter dated March 29, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its third amended Registration Statement on Form S-1 (the “Third Amended Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Third Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Third Amended Registration Statement.

United States Securities and Exchange Commission

March 30, 2021

Amendment No. 2 to Form S-1 filed March 26, 2021

Management Advisors, page 116

1.	We note that Ms. Erin Clift will serve as a special advisor. Please disclose the purpose or explain the role of Ms. Clift as a special advisor, and also whether you intend to pay any consulting fees or other compensation to Ms. Clift in connection with this role.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 116 to specify that, in her role as a special advisor, the Company believes that Ms. Clift’s extensive operational experience and deep industry relationships within the Company’s target sectors will complement the Company’s ability to identify a promising business combination. The Company has also revised its disclosure on page 116 to disclose that it intends to compensate Ms. Clift with an indirect interest in founder shares. The Company has made corresponding revisions to pages 5, 9, 88, 91, 92 and 121 of the Third Amended Registration Statement.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:	Michael Blitzer, Inflection Point Acquisition Corp.